PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Primero Mining Corp. (“Primero” or the “Company”) should be read in conjunction with the condensed consolidated interim financial statements of the Company as at and for the three months ended March 31, 2018. Additional information on the Company, including its Annual Information Form for the year ended December 31, 2017, can be found under Primero’s profile at www.sedar.com.

Management is responsible for the preparation of the financial statements and MD&A. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All dollar figures in this MD&A are expressed in U.S. dollars, unless stated otherwise.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the “Risks and uncertainties” and “Cautionary statement on forward-looking information” sections at the end of this MD&A.

This MD&A has been prepared as of May 8, 2018.

OVERVIEW OF THE BUSINESS

Primero is a Canadian-based precious metals producer with operations in Mexico. The Company owns one producing property, the San Dimas gold-silver mine, located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states. In addition, the Company owns one exploration property, Ventanas, located in Durango State, Mexico. On January 12, 2018, the Company announced that it entered into a definitive arrangement agreement (the "Arrangement Agreement") whereby First Majestic Silver Corp. (“First Majestic”) will acquire all of the issued and outstanding common shares of Primero (the “Arrangement”). On March 13, 2018, the Arrangement Agreement was approved by Primero shareholders. In May 2018, the antitrust clearance from the Comisión Federal de Competencia Económica (“COFECE”), which is the final government agency approval required before closing the Arrangement with First Majestic was received. Primero anticipates closing of the Arrangement on May 10, 2018.

The Company previously owned a second producing property, the Black Fox mine, located in the Township of Black River-Matheson, Ontario, Canada, which was sold on October 6, 2017 along with properties adjacent to the Black Fox mine - Grey Fox and Pike River, which together with the Black Fox mine and the Black Fox mill, located on the Stock Mill property, comprised the Black Fox Complex. On November 27, 2017, the Cerro del Gallo gold-silver-copper project was sold, located in the state of Guanajuato in central Mexico.

The long-term profitability and operating cash flow of the Company are affected by numerous factors, including its ability to extend or replace its existing financing or secure future financing, the amount of gold and silver produced and sold, market prices of gold and silver, the price of metal under its existing streaming agreements, operating costs, regulatory and environmental compliance, as well as currency exchange rates, labour relations, political risks, and varying levels of taxation. The Company seeks to manage these risks, but many of the factors affecting these risks are beyond the Company’s control.

The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “P” and were listed on the New York Stock Exchange (“NYSE”) under the symbol “PPP” until August 14, 2017. In addition, Primero has a convertible debenture trading on the TSX under the symbol “P.DB.V” and common share purchase warrants trading on the TSX under the symbol “P.WT.C”.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017

	Three months ended March 31
	2018	2017
Key Performance Data[1]
Tonnes of ore milled	148,325	288,219
Produced
Golde quivalent (ounces)	31,318	26,733
Gold (ounces)	26,099	24,531
Silver (million ounces)	1.61	0.62
Sold
Gold (ounces)	23,244	28,978
Silver(million ounces)	1.37	0.80
Average realized prices
Gold ($/ounce)[2]	$1,330	$1,182
Silver ($/ounce)[2]	$4.32	$4.28

Financial Data[3] (in thousands of US dollars except per share amounts)
Revenues[3]	$36,832	$19,369
Earnings (loss) from mine operations[3]	10,622	(621)
Net (loss) income	(26,963)	13,503
Basic net (loss) income per share from continuing operations[3]	(0.14)	0.06
Diluted net (loss) income per share from continuing operations[3]	(0.14)	0.06
Operating cash flows before working capital changes	7,428	(2,073)
Weighted average shares outstanding (basic) (000’s)	193,046	189,944
Weighted average shares outstanding (diluted) (000’s)	193,046	194,854

	March 31,	December 31,
	2018	2017
Assets
Mining interests	$128,171	$125,050
Total assets	$211,695	$205,266
Liabilities
Long-term liabilities	$120,493	$91,134
Total liabilities	$178,289	$145,535
Equity	$33,406	$59,731

1.	Inclusive of the Black Fox Complex classified as discontinued operations for the period prior to its disposition in 2017.
2.

Average realized gold and silver prices reflect the impact of the gold purchase agreement with Sandstorm at the Black Fox mine and the silver purchase agreement with Wheaton Precious Metals International Ltd. (“WPMI”), formerly Silver Wheaton Caymans at the San Dimas mine (see “Other liquidity considerations”).

3.	As reported per IFRS with Black Fox Complex and the Cerro del Gallo project classified as discontinued operations.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017

Q1 2018 DEVELOPMENTS

Operational performance

•

Primero’s consolidated production was 31,318 gold equivalent ounces in Q1 2018 compared to 26,733 gold equivalent ounces in Q1 2017. Gold production was 26,099 ounces in Q1 2018 compared to 24,531 ounces in Q1 2017, and silver production was 1.61 million ounces from San Dimas in Q1 2018 compared to 0.62 million ounces in Q1 2017.

•

The San Dimas mine produced 26,099 ounces of gold and 1.61 million ounces of silver in Q1 2018, 158% and 160% higher for gold and silver, respectively, in comparison to Q1 2017. Production in Q1 2017 was negatively impacted by a strike action by unionized employees. The strike resulted in a complete stoppage of mining and milling activities at San Dimas from February 15, 2017 to April 22, 2017.

Corporate Developments

•

On January 12, 2018, the Company announced that it entered into the Arrangement Agreement whereby First Majestic will acquire all of the issued and outstanding common shares of Primero. Under the terms of the Arrangement Agreement, all of Primero’s issued and outstanding common shares will be exchanged for First Majestic common shares on the basis of 0.03325 of a First Majestic common share for each Primero common share. This implied consideration of C$0.30 per Primero common share, based on the 20-day volume weighted average price of the First Majestic common shares on the Toronto Stock Exchange.

•	The Arrangement Agreement is the culmination of a strategic review process that was commenced by the Company’s Board of Directors to explore alternatives to improve shareholder value.

•	On March 13, 2018, the shareholders of Primero voted to approve the Arrangement with First Majestic.

•

On March 13, 2018, the holders of the 5.75% Convertible Debentures voted to approve an amendment to the maturity date of the debentures. Upon the closing of the Arrangement, the amendment of the trust indenture will accelerate the maturity date of the debentures to the next Business Day following the effective date of the Arrangement and will be paid at par plus accrued interest.

•

In May 2018, the antitrust clearance from the COFECE, which is the final government agency approval required before closing the Arrangement with First Majestic was received. Primero anticipates closing of the Arrangement on May 10, 2018.

•

Under the Arrangement, outstanding Primero stock options and warrants will be replaced with First Majestic securities on equivalent terms. All outstanding PSUs and DSUs will be settled in cash at C$0.30 per unit.

•

In connection with the strategic review process, the revolving credit facility (“RCF”) was extended multiple times, and most recently on April 30, 2018, the Company has further extended its RCF maturity date to May 15, 2018, to allow for the execution of the Arrangement Agreement. WPM continues to guarantee the RCF through the current maturity date. The Company believes it has adequate liquidity to manage the business through the closing of the Arrangement.

•

As the Company continues to defend its advanced pricing agreement (“APA”) in Mexican legal proceedings, the APA remains valid and the Company will vigorously dispute any reassessment that assesses taxes on its silver revenues that is inconsistent with the APA. The Company has also continued a dialogue with the SAT to seek resolution of its tax matters.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017

Financial performance

•

Earnings from mine operations of $10.6 million were generated during Q1 2018 compared with a loss of $0.6 million in Q1 2017. The increase in earnings from mine operation in Q1 2018 is a result of higher production, lower depreciation and depletion due to the impairments recognized in 2017 as well as the adverse impact of the strike action in Q1 2017.

•

The Company recognized a net loss of $27.0 million in Q1 2018 compared to a net income of $13.5 million in Q1 2017 mainly due to $26.2 million mark-to-market losses recognized from the 5.75% convertible debentures and the common share purchase warrants compared to a $6.7 million gain on these items in the prior year period. In addition, in Q1 2018, an income tax expense of $2.6 million was recognized compared to a recovery of $18.9 million in Q1 2017.

•

The Company generated $7.4 million from operating cash flow before working capital changes during Q1 2018, compared to a negative operating cash flow of $2.1 million ($0.01 per share) in Q1 2017, primarily due higher cash earnings from operations.

REVIEW OF CONSOLIDATED FINANCIAL INFORMATION

Earnings (loss) from mine operations comprises:

	Three months ended March 31
(in thousands of U.S. dollars)	2018	2017
Gold revenue	$30,905	$15,964
Silver revenue	5,927	3,405
Operating expenses	(22,131)	(13,591)
Depreciation and depletion	(4,079)	(6,399)
Earnings (loss) from mine operations	$10,622	($621)

The table below sets out variances in the key drivers of earnings from mine operations for the three months ended March 31, 2018 compared with the three months ended March 31, 2017:

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017

Three months ended
(in thousands of U.S .dollars)	March 31
Loss from mine operations in 2017	($621)
Differences:
Revenue
Higher realized gold price	1,576
Higher ouncesofgold sold	13,365
Higher realized silver price	32
Higher ounces of silver sold	2,490
Higher operating expenses	(8,540)
Lower depreciation and depletion	2,320
Earnings from mine operations in 2018	$10,622

•	Gold and silver revenue increased in Q1 2018 compared to Q1 2017 due mainly to increased production at San Dimas.

•

The average price realized for gold was $1,330 per ounce, higher than the $1,210 per ounce realized in the first quarter of 2017. Silver prices realized during Q1 2018 were similar to the prices realized in Q1 2017, as in both periods all silver was sold to Wheaton Precious Metals International (“WPMI”) under the terms of the silver purchase agreement.

•

Operating expenses were $22.1 million in Q1 2018; $8.5 million higher than Q1 2017 mainly due to the work stoppage from the San Dimas strike in 2017. Costs incurred during the strike period are included in other charges.

•	Depreciation and depletion was $4.1 million in Q1 2018, compared to $6.4 million in Q1 2017, a decrease of $2.3 million due mainly to the impairments taken at Q2 2017 and Q4 2017 for San Dimas.

A summary income statement follows:

	Three months ended March 31
(in thousands of U.S. dollars)	2018	2017
Earnings (loss) from mine operations	$10,622	($621)
Exploration expenses	(156)	(474)
Share-based compensation	(624)	(1,786)
Generaland administrative expenses	(3,234)	(2,946)
Other charges	(2,607)	(7,811)
Interest and finance expense	(2,247)	(2,146)
Mark-to-market (loss) gain on convertible debentures & warrants	(26,249)	6,653
Other income (expense)	105	1,443
Income tax recovery	(2,573)	18,831
Net (loss) income	($26,963)	$11,143

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017

•	Share-based compensation expense was lower in Q1 2018 due to no additional grants of Performance Share Units during the period

•	General and administrative expenses were $3.2 million in Q1 2018, slightly higher than in Q1 2017. The breakdown of general and administrative expenses is in the table below.

	Three months ended March 31
(in thousands of U.S. dollars)	2018	2017
Salaries and wages	$1,446	$1,254
Rent and office costs	191	192
Legal, accounting and consulting services	461	523
Directors fees and expenses	369	395
Other general and administrative expenses	767	582
	$3,234	$2,946

•	Other charges in Q1 2018 relate mainly to legal and advisory costs incurred for the strategic review process.

	Three months ended March 31
(in thousands of U.S. dollars)	2018	2017
Legal expenses associated with proceedings in Mexico	$66	$50
Employee severanc epayments	-	2,115
Legal & advisory costs relating to financing initiatives	-	527
Idle costs incurred during strike at San Dimas	-	5,119
Advisory fees associated with strategic review process	2,541	-
	$2,607	$7,811

•

The Company recognized a loss of $26.2 million from the 5.75% Convertible Debentures and the common share purchase warrants during Q1 2018, compared to a $6.7 million gain in Q1 2017. After the announcement of the Arrangement Agreement with First Majestic Silver Corp., the market value of the convertible debentures increased significantly and are now trading at close to their principal amount.

•

In other income (expense) the Company recorded a foreign exchange gain of $0.6 million in Q1 2018 compared to a gain of $1.1 million in Q1 2017. The gain in Q1 2018 was mainly due to an unrealized foreign exchange gain on the translation of the Mexican peso denominated taxes receivables. The Mexican peso strengthened during this period relative to the U.S. dollar (its functional currency).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017

REVIEW OF OPERATIONS

San Dimas Mine
	Three months ended March 31
	2018	2017
Key Performance Data
Tonnes of ore mined	143,891	81,321
Tonnes of ore milled	148,325	82,587
Tonnes of ore milled perd ay	1,648	1,835
Average millhead grade (gram s/tonne)
Gold	5.78	3.87
Silver	359	238
Average gold recovery rate(% )
Gold	96%	98%
Silver	92%	98%
Produced
Gold equivalent (ounces)	31,318	12,320
Gold (ounces)	26,099	10,118
Silver (million ounces)	1.61	0.62
Sold
Gold (ounces)	23,244	13,195
Silver at fixed price (million ounces)	1.37	0.80
Average realized price (per ounce)
Gold	$1,330	$1,210
Silver[1]	$4.32	$4.28
Revenue ($000's)	$36,832	$19,369
Earnings (loss)from m ineoperations($000's)	$10,652	($591)

1.	Average realized silver prices reflect the impact of the silver purchase agreement with WPMI (see “Other liquidity considerations”).

San Dimas produced 26,099 ounces of gold and 1.61 million ounces of silver during the first quarter of 2018, 158% and 160% higher for gold and silver respectively, in comparison to the first quarter of 2017. The production increase was driven by the adverse impact of a strike action initiated by unionized employees at San Dimas in Q1 2017 which resulted in the complete stoppage of mining and milling activities at the site from February 15, 2017, with San Dimas only achieving 45 operating days in Q1 2017. San Dimas mill throughput averaged 1,648 TPD in Q1 2018 compared to 1,835 TPD in Q1 2017, impacted by the availability of ore from mining operations.

Realized head grades in the first quarter of 2018 were 5.79 grams per tonne of gold and 359 grams per tonne of silver, approximately 49% and 51% higher for gold and silver, respectively, compared to the first quarter of 2017. The increased grade was driven by mining in higher quality areas in Q1 2018.

During Q1 2018, both gold and silver production exceeded sales levels due to the timing of shipments. All silver sold was delivered to WPMI under the silver purchase agreement. The threshold limit under the silver purchase agreement for the 2017 contract year (August 6 of a year to August 5 of the following year) is 6.0 million ounces of silver. As of March 31, 2018, the Company has delivered 3.6 million ounces of silver towards this annual threshold.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017

FINANCIAL CONDITION REVIEW

During 2018, the Company amended the terms of the RCF to extend its maturity in order to facilitate Primero’s ongoing discussions regarding possible strategic transactions. With the signing of the Arrangement Agreement, the maturity has been extended to the earliest of the following dates:

i.	The date on which the Arrangement is completed,
ii.	The date that is seven business days after the Arrangement Agreement is terminated, and
iii.	May 15, 2018.

The RCF has been guaranteed by WPM at a daily guarantee fee of approximately $5 thousand.

In 2017, the Company’s Board of Directors commenced a strategic review process to explore alternatives to improve shareholder value. This process ultimately resulted in the sale of the Black Fox Complex in Q4 2017, the sale of the Cerro del Gallo project in Q4 2017, and the Arrangement Agreement to sell Primero to First Majestic, announced on January 12, 2018.

On March 13, 2018, the Arrangement was approved by Primero shareholders. On March 13, 2018, the holders of the 5.75% convertible debentures voted to approve an amendment to the maturity date of the debentures to the day following the closing date of the Arrangement with full principal and accrued interest paid on this date. The Company is awaiting anti-trust clearance in Mexico. The Arrangement is expected to close in May 2018.

The Company has sufficient cash on hand to support the business through to the expected close of the arrangement with First Majestic. If the transaction closes as planned, management believes First Majestic will have sufficient funding to satisfy all commitments of Primero and its subsidiaries.

If the Arrangement Agreement with First Majestic is terminated for any reason, there is significant uncertainty that Primero will have sufficient funds to repay the full outstanding obligation under the RCF upon maturity, which would allow the lenders to exercise their rights under the RCF. The Company notes that any Event of Default under the RCF, unless waived, would trigger cross default provisions under the convertible debentures and the Silver Purchase Agreement with WPMI. This represents a material uncertainty that casts substantial doubt on the ability of the Company to continue as a going concern.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017

Key financial ratios the Company uses to assess financial capacity are shown in the net asset table below.

	As at	As at
(in thousands of U.S. dollars except ratios and per share amounts)	March 31, 2017	Decem ber 31, 2017

Cash and cash equivalents	$16,344	$20,966
Other current assets	66,355	58,340
Non-current assets	128,996	125,960
Total assets	$211,695	$205,266

Current liabilities (excluding current debt)	$27,543	$24,091
Non-current liabilities (excluding long-term debt)	46,618	43,509
Current debt	30,253	30,310
Long-term debt	73,875	47,625
Total liabilities	$178,289	$145,535

Total shareholders'e quity	$33,406	$59,731
Total equity	$33,406	$59,731

Total common shares outstanding	193,045,822	193,045,822
Total options outstanding	6,674,325	6,811,316
Total common share purchase warrants outstanding[1]	11,011,250	11,011,250

Key financial ratios
Current ratio[2]	1.43	1.46
Total liabilities-to-equity[3]	5.34	2.44
Debt-to-Total capitalization[4]	0.76	0.57

1.

As at the date of this MD&A, the Company had 193,045,822 common shares outstanding, the total number of options outstanding was 6,674,325 of which 4,943,920 are exercisable and common share purchase warrants outstanding were 11,011,250.

2.	Current ratio is calculated as (cash and cash equivalents + other current assets) ÷ (current liabilities + current debt).
3.	Total liabilities-to-equity is calculated as total liabilities ÷ total equity.
4.	Debt-to-total capitalization is calculated as (current debt + long-term debt) ÷ (current debt + long-term debt + total equity).

The Company’s net assets (equity) as at March 31, 2018 were $33.4 million compared to $59.7 million as at December 31, 2017, a decrease due to the net loss during Q1 2018 which was driven by mark-to-market losses on the convertible debentures. The current ratio is consistent with December 31, 2017.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017

ANALYSIS OF CASH FLOWS FOR THE THREE MONTHS
ENDED MARCH 31, 2018 AND 2017

Sources and uses of cash

	Three months ended March 31
(in thousands of U.S. dollars)	2018	2017
Cash flow:
Provided by (used in) operating activities before working capital changes	$7,428	($2,073)
Changes in non-cash working capital	(2,775)	(1,105)
Provided by (used in) operating activities	4,653	(3,178)
Used in investing activities	(6,675)	(7,433)
(Used in) provided by financing activities and other	(2,600)	6,359
Decrease in cash	($4,622)	($4,252)

Operating activities

Primero’s cash flows from operating activities before working capital changes were higher in the first quarter of 2018 when compared to the first quarter of 2017 due to higher gold and silver production and lower taxes paid.

Changes in non-cash working capital were a cash outflow of $2.8 million in the first quarter of 2018 compared with an outflow of $1.1 million in the first quarter of 2017. The cash outflow during the quarter was mainly due to the increase in tax receivables since December 31, 2017.

Investing activities

Cash used in investing activities are mostly capital expenditures as shown in the table below.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017

	Three months ended
		March 31
(in m illions of U.S. dollars)	2018	2017
Capital Expenditures
San Dimas Underground Development	$4.8	$2.0
San Dimas Sustaining Capital	0.6	0.4
San Dimas Projects	-	-
San Dimas SubTotal	$5.4	$2.4
Black Fox Underground Development	-	3.9
Black Fox Sustaining Capital	-	0.5
Black Fox Complex SubTotal	-	$4.4
Total Capital Expenditures	$5.4	$6.8

Capitalized Exploration Expenditures
San Dimas Diamond Drilling	$0.9	$0.8
San Dimas Drifting	0.1	0.1
San Dimas SubTotal	$1.0	$0.9
Black Fox Diamond Drilling	-	1.0
Regional Exploration	-	0.4
Black Fox Complex SubTotal	-	$1.4
Total Capitalized Exploration Expenditures	$1.0	$2.3
TOTAL CAPITAL EXPENDITURES	$6.4	$9.1

San Dimas capital spending during 2017 focused on underground development. In order to conserve cash, the capital plan for San Dimas prioritizes only the expenditures required to maintain current operating levels. The majority of exploration activity aimed at new reserve generation has been deferred.

Financing activities

During the first quarter of 2018, financing activities included interest payments associated with the 5.75% Convertible Debentures and the revolving credit facility.

Debt

	As at	As at
(in thousands of U.S. dollars)	March 31, 2018	December 31, 2017
Current debt
Revolving credit facility (RCF)	$30,201	$30,201
Finance lease liabilities	52	109
Total current debt	30,253	30,310
Long-term debt
5.75% convertible debentures	$73,875	$47,625
Total debt	$104,128	$77,935

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements, other than the potential availability of the undrawn $4.8 million under the RCF. The Company is not anticipating drawing down the remaining balance since it has entered into the Arrangement Agreement with First Majestic.

Cash requirements

The following table summarizes the contractual maturities of the Company’s financial liabilities and operating and capital commitments:

	As at				As at
	March 31, 2018				Dec. 31, 2017
	Within 1	2-5	Over 5	Total	Total
(in thousands of U.S .dollars)	year	years	years

Trade and other payables and accrued liabilities	$22,552	$-	$-	$22,552	$19,593
Share based payments	98	-	-	98	71
5.75% Convertible debentures and interest[1]	4,313	77,853	-	82,166	84,323
Revolving line of credit and interest	30,712	-	-	30,712	30,657
Reclamation and closure cost obligations	-	5,004	25,711	30,715	30,715
Commitment to purchase plant and equipment	166	-	-	166	122
Total	$57,841	$82,857	$25,711	$166,409	$165,481

1. Upon successful closing of the Arrangement, the convertible debentures will be paid at par plus accrued interest.

Other liquidity considerations

APA Ruling

In February 2016 the Mexican tax authority, the SAT, initiated a proceeding seeking to nullify the APA which it issued to the Company in 2012. The APA confirmed the Company’s basis for paying taxes on the price it realized for certain silver sales between 2010 to 2014. If the SAT’s challenge is successful it is likely to have a material adverse effect on the Company’s business, financial condition and results of operations.

In June 2017, as part of the ongoing annual audits of the PEM tax returns, the SAT issued an observations letter for the 2010 tax year. An observations letter is issued to a taxpayer in advance of a reassessment being issued, provides an outline of the SAT’s position on matters under audit, and affords the taxpayer an opportunity to respond to such position in advance of the reassessment being issued. In this observations letter issued to PEM, the SAT made explicit its view that PEM should pay taxes based on the market price of silver which, if successfully applied to its 2010 taxation year, would make PEM liable for an additional $9.1 million of taxes before penalties or interest. As the Company continues to defend the APA in the Mexican legal proceeding, the APA remains valid and the Company will vigorously dispute any reassessment that may be issued in the future on a basis that assesses taxes on its silver revenues that is inconsistent with the APA. The observations letter does not represent a tax reassessment and no liability has been recognized in the financial statements.

In October 2017, the SAT issued an observations letter for the 2011 tax year, with the same explicit view that PEM should pay taxes based on the market price of silver, which if successfully applied to its 2011 taxation year, would make PEM liable for an additional $25.2 million of taxes before penalties or interest. The Company has submitted formal responses to both the 2010 and 2011 observation letters.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017

While the Company continues to believe its tax filing position based upon the APA is correct, should the Company ultimately be required to pay tax on its silver revenues based on market prices without any mitigating adjustments, the incremental income tax for the years 2012-2017 would be in the range of $140 - $155 million, before interest or penalties.

The Company vigorously defends the validity of the APA and has filed procedural and substantive responses to the claim. In addition, the Company intends to explore opportunities to minimize the potential impact on the Company in the event that the SAT is successful in its legal claim to nullify the APA, but there is no assurance that the Company will find or be able to implement a reasonable solution.

While the Company continues to vigorously defend the validity of the APA and its transfer pricing position, it is also engaging in dialogue with the SAT seeking to resolve matters and bring tax certainty through a negotiated solution. Primero has also had constructive dialogue with SAT in relation to outstanding VAT receivables and has received $15.2 million of VAT refunds since July 2017.

Other

In 2016, the Company and certain officers were served with a class action lawsuit that was filed earlier in the year in federal court in the State of California seeking to recover damages for investors in the Company’s common shares under the U.S. federal securities laws. On July 14, 2017, the Company’s motion to dismiss the amended complaint was granted and the plaintiffs’ claims were dismissed without prejudice. The plaintiff filed a notice of appeal of the dismissal order on September 8, 2017. The parties have filed their briefs in this appeal and a ruling on the appeal is expected sometime in 2018. The Company intends to vigorously defend this class action lawsuit.

In the observations letters for both the 2010 and 2011 tax years the SAT raised queries with respect to certain intercompany transactions and the Company has provided the pertinent information for 2010 and 2011. The observations letters do not represent a tax reassessment and no liability has been recognized in the financial statements.

Dividend Report and Policy

The Company has not paid any dividends since incorporation and currently has no plans to pay dividends.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017

SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA

The following table provides a summary of unaudited financial data for the last eight quarters:

	2018		2017				2016
(in thousands of U.S.
dollars except for	Q 1	Q 4	Q 3	Q 2	Q 1	Q 4	Q 3	Q 2
per share amounts)

Financial Data[1]
Revenue	$36,832	$32,532	$23,636	$16,232	$19,369	$34,089	$36,581	$42,578
Total cost of sales	(26,210)	(28,246)	(22,451)	(19,026)	(19,990)	(32,338)	(36,204)	(38,262)
Earnings from mine operations	$10,622	$4,286	$1,185	($2,794)	($621)	$1,751	$377	$4,316

Impairment charges	-	(108,858)	-	(195,000)	-	(111,000)	-	-
Exploration expenses	(156)	(215)	(306)	(350)	(474)	(733)	(206)	(612)
Share-based compensation	(624)	(469)	(972)	(922)	(1,786)	(1,466)	(2,268)	(1,801)
General and administrative expenses	(3,234)	(3,137)	(2,513)	(2,883)	(2,946)	(2,647)	(3,344)	(4,209)
Idle and restart costs incurred during strike at San Dimas	-	-	-	-	(6,207)	-	-	-
Othercharges	(2,607)	(2,622)	(1,116)	(1,702)	(1,604)	(594)	(2,284)	(1,443)
Earnings (loss) from operations	$4,001	($111,015)	($3,722)	($203,651)	($13,638)	($114,689)	($7,725)	($3,749)
Other (expenses) income	(28,391)	(4,383)	(4,834)	(2,476)	5,950	10,816	(171)	(4,467)
Income tax (expense)recovery	(2,573)	2,304	(1,837)	(14,906)	18,832	32,212	(3,394)	(11,272)
Net (loss) income from continuing operations	($26,963)	($113,094)	($10,393)	($221,033)	$11,144	($71,661)	($11,290)	($19,488)
Net income (loss) from discontinued operations, net of income taxes	$-	($2,119)	$2,817	($79,434)	$2,427	($118,426)	($442)	$58
Net (loss) income for the period	(26,963)	(115,213)	(7,576)	(300,467)	13,571	(190,087)	(11,732)	(19,430)

Basic and diluted (loss)income per share from continuing operations	($0.14)	($0.59)	($0.05)	($1.15)	$0.06	($0.38)	($0.06)	($0.12)
Basic and diluted (loss)income per share from discontinued operations	$-	($0.01)	$0.01	($0.42)	$0.01	($0.63)	$-	$-
Diluted (loss) income per share including discontinued operations	($0.14)	($0.60)	($0.04)	($1.57)	$0.07	($1.01)	($0.06)	($0.12)

1 Black Fox Complex and the Cerro del Gallo project have been retroactively classified as discontinued operations.

•

When the Company reaches its annual threshold for deliveries under the silver purchase agreement, the Company realizes silver sales at spot prices, increasing both revenue and net income. Revenue in Q4 2016 and Q3 2016 included $0.1 million and $2.9 million, respectively, of silver sales at spot prices.

•

The Company recorded the following non-cash mining interest impairments: Q4 2017 $109.0 million related to San Dimas, Q3 2017 $5.0 million relating to the Black Fox Complex, Q2 2017 $285.0 million, comprising $195.0 million relating to the San Dimas mine, $40.0 million relating to the Black Fox Complex and $50.0 million relating to the Cerro del Gallo Project, Q4 2016 $228.0 million, comprising $111.0 million and $117.0 million on mining interests relating to San Dimas and Black Fox, respectively.

•	Exploration expenses reflect the costs incurred in the Company’s exploration properties.

•	Share-based compensation fluctuates based on the share price of the Company and vesting of grants in previous periods.

•

Other charges include legal costs associated with legal proceedings in Mexico (APA and NAFTA), advisor and legal costs associated with the strategic review process, and termination payments apart from Q1 and Q2 2017 which also includes period costs incurred during the San Dimas strike, costs associated with the strategic review process in Q3 and Q4 2017 and a loss on disposition of Cerro del Gallo in Q4 2017.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017

•	Interest and finance expense varies quarterly depending on the amount of debt held by the Company.

•	The 5.75% Convertible Debentures and common share purchase warrants are marked-to- market each quarter.

•	Other income (expense) largely includes foreign exchange gains or losses from the revaluation of certain local denominated assets and liabilities at San Dimas and Black Fox to U.S. dollars.

•

Income tax expense (recovery) is impacted by the effects of foreign exchange fluctuations on Mexican peso denominated non-cash deferred income taxes, which were significant in certain periods such as Q2 2017, Q1 2017, and Q4 2016.

RELATED PARTY TRANSACTIONS

As at March 31, 2018, the Company’s related parties include its subsidiaries, associates over which it exercises significant influence, and key management personnel. During its normal course of operations, the Company enters into transactions with its related parties for goods and services.

Other than payments to key management, there were no further related party transactions for the three months ended March 31, 2018 that have not been disclosed in the Company’s condensed consolidated interim financial statements.

CRITICAL ACCOUNTING POLICIES, ESTIMATES AND JUDGEMENTS

The Company’s significant accounting policies, estimates and judgements were presented in Notes 2 and 3 of the audited annual consolidated financial statements for the year ended December 31, 2017 and have been consistently applied in the preparation of the condensed consolidated interim financial statements for the period ended March 31, 2018, except for those noted in note 1 ii) of the condensed consolidated interim financial statements for the period ended March 31, 2018.

The Company’s management makes judgements in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed consolidated interim financial statements. In addition, the preparation of the financial data requires that the Company’s management make assumptions and estimates of the impacts from uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017

FINANCIAL INSTRUMENTS

The Company’s financial instruments at March 31, 2018 consist of cash and cash equivalents, trade and other receivables, restricted cash, an equity investment in Fortune Bay Corp. (“Fortune Bay”), trade and other payables, financial lease liabilities, the convertible debentures and the revolving credit facility.

At March 31, 2018, the carrying amounts of cash and cash equivalents, trade and other receivables, trade and other payables, and the RCF are considered to be a reasonable approximation of their fair values due to their short-term nature. The fair value of the financial lease liabilities approximate their carrying value as the interest rate implicit in the leases approximate current market rates.

The fair value of the 5.75% Convertible Debentures which closed on February 9, 2015 is based on the market price of the debenture on the TSX Exchange. Gains and losses from fluctuations in the market price are recognized in the statement of operations and comprehensive income (loss) as mark-to-market gain or loss on convertible debentures.

The levels in the fair value hierarchy that the Company’s financial assets and liabilities that are measured and recognized at a fair value on a recurring basis are as follows:

	March 31	December 31
Level 1	2018	2017
Investment in Fortune Bay(1)	$825	$910
5.75% convertible debentures(2,3)	73,875	47,625
Warrantl iability (2)	43	44

(1)	Fortune Bay is a publicly-listed company and the fair value is based on the trading price of its shares as at the date of the statement of financial position.
(2)

The fair value of the 5.75% convertible debentures and the warrant liability are calculated using the respective market prices on the TSX Exchange as at the date of the statement of financial position.

Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. There were no material embedded derivatives requiring separate accounting at March 31, 2018 or December 31, 2017.

RISKS AND UNCERTAINTIES

The Company’s business contains significant risk due to the nature of mining, exploration, and development activities. For additional discussion of these and other risk factors, please refer to the Company’s Annual Information Form for the year ended December 31, 2017, which can be found under the Company’s profile at www.sedar.com.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures form a framework designed to provide reasonable assurance that information disclosed publicly fairly presents in all material respects the financial condition, results of operations, and cash flows of the Company for the periods presented in this MD&A. The Company’s disclosure controls and procedures framework includes processes designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities to allow timely decisions regarding required disclosure.

The Company’s management, with the participation of its CEO and CFO, has evaluated the design, operation and effectiveness of the Company’s disclosure controls and procedures. Based on the results of that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported, within the time periods specified in the securities legislation, and is accumulated and communicated to the Company’s management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s condensed consolidated interim financial statements.

There has been no change in internal controls over financial reporting during the three months ended March 31, 2018 that has materially affected, or is likely to materially affect, the Company’s internal control over financial reporting.

Readers are cautioned that any controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Due to the inherent limitations in all controls systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain statements made and information contained in this MD&A constitute “forward-looking information” within the meaning of Canadian securities laws, such as, references to the Company’s ability to extend or replace its existing financing, future gold and silver production, and the future profitability and viability of the Company’s operations. Forward –looking information and statements in this MD&A include those that relate to:

•	continued production at the San Dimas mine,
•	the satisfaction of conditions necessary and the expected timing to close the arrangement with First Majestic,
•	the ability of the Company to continue as a going concern,
•	the Company’s ability to repay amounts under the RCF and its ability to further extend the maturity date of the RCF,
•	the available alternatives to sustain operations should the arrangement with First Majestic be delayed or not close,
•	the estimation or realization of Mineral Reserves and Resources,
•	the timing and amount of estimated future production, capital expenditures and costs, including forecasted cash costs,
•	the ability of the Company to manage its work force and its adherence to standard work practices as well and management of union agreements with each operating site,
•	the timing of the development of new mineral deposits,
•	future prices of precious and base metals,
•	expected ore grades, recovery rates, and throughput,
•	that plant, equipment or processes will operate as anticipated,
•	the occurrence of accidents, labour disputes, road blocks and other risks associated with the mining industry,
•

the ability of the Company to obtain governmental approvals or permits in connection with the continued operation and development of the San Dimas mine (which is currently intended to be sold before year end),

•

the SAT’s challenge to the APA ruling and the basis for calculating taxes on silver sold pursuant to the Silver Purchase Agreement for past and future periods and the impact of future adverse tax assessments on the economic viability of the San Dimas mine,

•	the ability of the Company to comply with environmental, safety and other regulatory requirements,
•	expectations regarding currency fluctuations,
•	the timing and possible outcome of pending litigation, and

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017

•	the ability of the Company to maintain effective control over financial reporting.

Such forward-looking information is necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The assumptions made by the Company in preparing the forward looking information contained in this MD&A, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this MD&A; that all regulatory approvals for the transaction with First Majestic will be timely received; assumptions relating to the Company’s ability to extend, repay or refinance its RCF; that there are no significant disruptions affecting operations, whether due to supply disruptions, damage to or loss of equipment, whether as a result of natural occurrences including flooding, political changes, title issues, intervention by local landowners, loss of permits, or environmental concerns or otherwise; that there are no disruptions in the supply of power from the Las Truchas power generation facility, whether as a result of damage to the facility or unusually limited amounts of precipitation; that the Company does not change its development and exploration plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remains consistent with current levels; that prices for gold and silver remain consistent with the Company's expectations; that prices for key mining supplies, including labour costs and consumables, remain consistent with the Company's current expectations; that production meets expectations; that the Company’s current estimates of mineral reserves, mineral resources, exploration potential, mineral grades and mineral recovery are accurate; that the Company identifies higher grade veins in sufficient quantities to support near term mining and production plans; that the ratio of gold to silver price is maintained in accordance with the Company’s expectations; that there are no material variations in the current tax and regulatory environment; that the APA is not nullified and that the Company pays taxes on a similar basis for future periods; that Mexican tax laws relative to the APA ruling remain unchanged; that the Company will continue to pay taxes in Mexico based on realized prices of silver or that the Company is able to achieve another acceptable resolution with the SAT; that the Company will receive required permits and access to surface rights; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Mexico will continue to support the development of environmentally safe mining projects.

No assurance can be given as to whether these assumptions will prove to be correct. These assumptions should be considered carefully by investors. Investors are cautioned not to place undue reliance on the forward-looking information and statements or the assumptions on which the Company’s forward-looking information and statements are based.

Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Such risks include, but are not limited to: regulatory approvals may be delayed or denied, the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, exploration potential, mineral grades and mineral recovery estimates; uncertainty of future production, exploration and development plans; insufficient capital to continue development and exploration plans; litigation risks; risks inherent in the execution of significant transactions; currency fluctuations; cessation of mining operations due to uneconomic conditions; financing of additional capital requirements; cost of exploration and development programs; mining risks, including unexpected formations and cave-ins, which delay operations or prevent extraction of material; risks associated with foreign operations; governmental and environmental regulation; tax law changes; the ability of the Company to continue to pay taxes based on the realized price of silver; the volatility of the Company's stock price; landowner dissatisfaction and disputes; delays in permitting; damage to equipment; labour disruptions; and other interruptions. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017

Investors are advised to carefully review and consider the risk factors identified in this MD&A under the heading “Risk and uncertainties”, and in the Company’s Annual Information Form for the year ended December 31, 2017 as filed on SEDAR, for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Investors are further cautioned that the foregoing list of assumptions and risk factors is not exhaustive and it is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in this MD&A. The forward-looking information and statements contained in this MD&A are made as of the date hereof and, accordingly, are subject to change after such date.

The Company does not undertake to update any forward-looking information, except as, and to the extent, required by applicable securities laws. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Cautionary Note for United States Investors

The disclosure in this MD&A uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this MD&A have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), SEC Industry Guide 7 as amended (“Guide 7”) and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

This MD&A uses the terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” which are terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum which were adopted by the Canadian Securities Administrators’ NI 43-101. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, Mineral Reserve estimates contained in this MD&A may not qualify as “reserves” under SEC standards. In addition, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017

This MD&A also uses the terms “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. We advise investors that while such terms are recognized and required by Canadian securities regulations, the SEC does not recognize them. Inferred Mineral Resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian regulations, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies, except in limited circumstances. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Investors are cautioned not to assume that all or any part of Measured Mineral Resources or Indicated Mineral Resources will ever be converted into Mineral Reserves. Investors are also cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

NI 43-101 also permits the inclusion of disclosure regarding the potential quantity and grade, expressed as ranges, of a target for further exploration provided that the disclosure (i) states with equal prominence that the potential quantity and grade is conceptual in nature, that there has been insufficient exploration to define a Mineral Resource and that it is uncertain if further exploration will result in the target being delineated as a Mineral Resource, and (ii) states the basis on which the disclosed potential quantity and grade has been determined. Disclosure regarding exploration potential has been included in this MD&A. United States investors are cautioned that disclosure of such exploration potential is conceptual in nature by definition and there is no assurance that exploration of the mineral potential identified will result in any category of NI 43-101 Mineral Resources being identified.

For the above reasons, information contained in this MD&A may not be comparable to similar information disclosed by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

On behalf of the Board

“Signed”
____________________
Joseph F. Conway
Vice Chairman, Interim President & CEO